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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      SANTA BARBARA RESTAURANT GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   801378 10 0
                                 (CUSIP Number)


                                ANDREW F. PUZDER
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CKE RESTAURANTS, INC.
                           1200 NORTH HARBOR BOULEVARD
                                ANAHEIM, CA 92801
                            TELEPHONE: (714) 774-5796
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             J. MICHAEL VAUGHN, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                SEPTEMBER 1, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 801378 10 0                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------

================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CKE Restaurants, Inc.             33-0602639
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7       SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING                1,656,453
         PERSON WITH
                               -------------------------------------------------
                               8       SHARED VOTING POWER

                                       -0-
                               -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       1,656,453
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,656,453
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          approximately 13.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
================================================================================

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ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc., a Delaware corporation formerly known as GB Foods Corporation (the "Company"). The principal executive offices of the Company are located at 3916 State Street, Santa Barbara, California 93105.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is being filed by CKE Restaurants, Inc., a Delaware corporation ("CKE"). The principal executive offices of CKE are located at 1200 North Harbor Boulevard, Anaheim, California 92801. CKE is engaged in the food service industry, with its quick-service restaurant operations conducted through its subsidiaries Carl Karcher Enterprises, Inc., which operates, franchises and licenses the Carls Jr.(R) quick-service hamburger restaurant concept, Hardee's Food Systems, Inc., which operates, franchises and licenses the Hardee's(R) quick-service hamburger restaurant concept, and Taco Bueno Restaurants, Inc., which operates the Taco Bueno(R) quick-service mexican restaurant concept.

          Information regarding the directors and executive officers of CKE is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of CKE are citizens of the United States.

          During the last five years, neither CKE nor, to the last knowledge of CKE, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On September 1, 1998, CKE acquired 1,000,000 shares of the Company's Common Stock from the Company in exchange for all of the issued and outstanding shares of JB's Family Restaurants, Inc., formerly an indirect wholly-owned subsidiary of CKE. On September 1, 1998, CKE also acquired 687,890 shares of common stock of Timber Lodge Steakhouse, Inc. ("Timber Lodge") in exchange for all of the issued and outstanding shares of JB Parent Corp., formerly a wholly-owned subsidiary of CKE. Immediately thereafter on September 1, 1998, the Company acquired Timber Lodge in a merger transaction as a result of which each of the outstanding shares of Timber Lodge common stock was converted into .9543 shares of the Company's Common Stock. Accordingly, the 687,890 shares of Timber Lodge common stock acquired by CKE were converted into 656,453 shares of the Company's Common Stock.

          On September 4, 1998, William P. Foley II purchased 21,000 shares of Common Stock in an open market transaction for a purchase price of $4.4926 per share, which was paid in cash. On September 4, 1998, Andrew F. Puzder purchased 1,000 shares of Common Stock in an open market


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transaction for a purchase price of $4.625 per share, which was paid in cash. On
September 8, 1998, Mr. Foley purchased 29,000 shares of Common Stock in an open market transaction for a purchase price of $4.6038, which was paid in cash.

ITEM 4.   PURPOSE OF TRANSACTION

          The primary purposes of the purchase by CKE of the Company's Common Stock is to acquire a significant equity position in the Company, with whom CKE's subsidiary, Carl Karcher Enterprises, Inc., maintains a significant business relationship, and to complete CKE's strategy to sell or otherwise dispose of its JB's Family Restaurants business.

          Subject to applicable legal requirements and the factors referred to below, CKE does not presently intend to purchase any shares of Common Stock, but it may determine to purchase shares of Common Stock, in open market or privately negotiated transactions, from time to time. CKE also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase shares of Common Stock or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between CKE and the Company, CKE intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to CKE, developments with respect to CKE's business, and general economic, monetary and stock market conditions.

          Except as described in this Statement, CKE has no present plans or proposals which would relate to or result in any of the following:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


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        (h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) As of September 1, 1998, CKE beneficially owned 1,656,453 shares of Common Stock, representing approximately 13.0% of the outstanding shares of Common Stock (based on 6,576,485 shares of Common Stock outstanding as of August 13, 1998, as disclosed in the Company's Quarterly Report Form 10-Q for the quarterly period ended June 30, 1998, together with CKE's estimate of the aggregate number of shares of Common Stock issued by the Company on September 1, 1998 in connection with the transactions described in this Statement).

               As of September 8, 1998, the following persons referred to in
               Schedule I attached hereto were beneficial owners of Common Stock as follows:

               (i) William P. Foley II beneficially owned 218,000 shares of Common Stock (including options to purchase 150,000 shares, but excluding unexercisable options to purchase 200,000 shares, and excluding 4,677,265 shares (including rights to acquire 2,470,000 shares) beneficially owned by Fidelity National Financial, Inc., of which Mr. Foley is a director, executive officer and principal stockholder), representing approximately 1.7% of the outstanding shares.

               (ii) Andrew F. Puzder beneficially owned 102,000 shares of Common Stock (including options to purchase 100,000 shares, but excluding unexercisable options to purchase 100,000 shares), representing less than 1% of the outstanding shares;

               (iii) Frank P. Willey beneficially owned 70,000 shares of Common Stock (including options to purchase 70,000 shares, but excluding unexercisable options to purchase 10,000 shares), representing less than 1% of the outstanding shares; and

               (iv) Carl A. Strunk beneficially owned 4,000 shares of Common Stock (excluding unexercisable options to purchase 75,000 shares), representing less than 1% of the outstanding shares.

               Except as disclosed in this paragraph (a), neither CKE nor, to the best knowledge of CKE, any of the persons referred to in
               Schedule I attached hereto beneficially owns any shares of Common Stock.


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        (b)    CKE and, to the best knowledge of CKE, each of the persons referred to in Schedule I attached hereto, has the power to vote, direct the voting of, dispose of and direct the disposition of the Company's Common Stock owned by it.

        (c) Other than the purchases of the Common Stock described in Item 3 above, neither CKE nor, to the best knowledge of CKE, any of the persons referred to in Schedule I attached hereto, has effected any transaction in the Common Stock during the past 60 days.

        (d) CKE and, to the best knowledge of CKE, each of the persons referred to in Schedule I attached hereto, has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock owned by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   September 11, 1998                CKE RESTAURANTS, INC.



                                          By: /s/ M'LISS JONES KANE
                                              ---------------------------------
                                          Name:  M'Liss Jones Kane
                                          Title: Vice President



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                                                                      SCHEDULE I


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

          The names, present principal occupations and business addresses of the directors and executive officers of CKE Restaurants, Inc. ("CKE") are set forth below. If no address is given, the director's or executive officer's business address is that of CKE. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CKE. Each of the named individuals is a citizen of the United States.

DIRECTORS OF CKE RESTAURANTS, INC.:
-----------------------------------

William P. Foley II, Chairman of the Board and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Fidelity National Financial, Inc.

Daniel D. (Ron) Lane, Chairman and Chief Executive Officer, Lane/Kuhn Pacific,
  Inc.

Byron Allumbaugh, Business Consultant.

Peter Churm, Chairman Emeritus, Furon Company.

Carl L. Karcher, President, CLK, Inc.

Carl N. Karcher, Chairman Emeritus.

W. Howard Lester, Chairman of the Board and Chief Executive Officer, Williams-Sonoma, Inc.

Frank P. Willey, President, Fidelity National Financial, Inc.

EXECUTIVE OFFICERS OF CKE RESTAURANTS, INC.:
--------------------------------------------

William P. Foley II, Chairman of the Board and Chief Executive Officer.

C. Thomas Thompson, President and Chief Operating Officer.

Rory J. Murphy, President, Hardee's Food Systems, Inc.

Andrew F. Puzder, Executive Vice President, General Counsel and Secretary.

Carl A. Strunk, Executive Vice President, Chief Financial Officer.

Robert E. Wheaton, Executive Vice President.

Robert W. Wisely, Executive Vice President, Marketing.

Loren C. Pannier, Senior Vice President, Investor Relations.

Edward J. Dewey, Senior Vice President, Chief of Staff, Office of the Chairman.


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